Active Crypto ETF (TKNZ)

Fund Focus

Blue Macellari Portfolio Manager, Active Crypto ETF	David Kroger Co-portfolio Manager	Stefan Hubrich, CFA Co-portfolio Manager

Dante Pearson Co-portfolio Manager	Sean McWilliams Co-portfolio Manager

Strategy summary

–   The Active Crypto ETF (TKNZ) seeks to offer an actively managed, transparent, multi-token digital asset exchange-traded product (ETP) by combining T. Rowe Price’s thoughtful, research-driven investment approach to bring innovation to our clients in one of the fastest-growing market segments.

–   We seek to outperform the FTSE Crypto US Listed Index over a full market cycle by selectively expressing active views on individual tokens through over- and underweighting allocations relative to the benchmark within a risk-managed framework. TKNZ is not constrained to benchmark constituents and may invest in or exclude individual cryptocurrencies based on our fundamental views within a risk-managed framework.

–  The fund is a fundamentally informed strategy that has flexibility to adjust to rapidly changing and maturing markets by expressing active views in a model-based framework that can evolve over time. The strategy leverages the research expertise of our digital assets team in tandem with the prowess of T. Rowe Price’s world-class investment research platform. It maintains strategic flexibility to adapt portfolio construction based on evolving regulatory guidance, applies active management principles, and preserves the transparency benefits of the ETP structure.

–  The typical portfolio composition of the fund maintains a neutral allocation of 30%–80% exposure to bitcoin and individual position sizes ranging between 2% and 20% for other cryptocurrencies including ethereum, solana, and litecoin and does not invest in securities such as stocks and bonds.

Differentiated approach

In a market dominated by single-token, passively managed products, we seek to offer the first U.S.-listed, actively managed, multi-token spot cryptocurrency ETP. The Active Crypto ETF offers a diverse range of digital assets exposure through a fundamentally informed, model-based investment process that will allow for the expression of active views based on

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The fund is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

This material must be preceded or accompanied by a prospectus.

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fundamentals, valuation, and momentum within a disciplined risk-based framework. Our approach integrates sector mapping with a top-down perspective to derive relative value-based insights while leveraging data analysis and qualitative insights to identify growth opportunities.

Risk-based investing

We employ a disciplined risk management framework design to help safeguard the fund. Our fundamentally informed, model-based approach ensures that portfolio weights are managed with robust risk controls, so no single asset or theme unduly dominates. Additionally, the fund:

–  Maintains diverse exposure by investing in between five and 15 crypto assets under normal circumstances, creating an opportunity to adapt to market conditions while managing concentration and liquidity risk.

–  Does not use leverage or derivatives, reducing complexity and avoiding the risks associated with such strategies.

–  May take a defensive position by holding cash, cash equivalents, or stablecoins (cryptocurrencies that track the dollar), providing added flexibility to help preserve capital during periods of volatility.

Within this framework, we believe the fund is well positioned to respond proactively to changing market, economic, or political environments.

Adaptive strategy

The Active Crypto ETF is designed to adapt to the rapidly evolving dynamics of the digital asset market. Our active approach seeks to manage risk and optimize exposures as market conditions evolve; but as with any investment, performance will vary across different market environments.

We expect TKNZ to outperform in periods of broad-based digital asset appreciation, particularly during bull markets when dispersion among tokens is high and active selection can add value. Our multi-token, research-driven approach is well positioned to capitalize on emerging trends, momentum-driven rallies, and rotations into high-upside assets beyond bitcoin. The Active Crypto ETF may also benefit during market transitions when volatility creates opportunities for dynamic allocation and tactical risk management.

Digital assets expertise

The fund is managed by Blue Macellari, who has over 20 years of investment experience within alternative assets. She joined T. Rowe Price in 2022 as the head of Digital Assets and is responsible for developing and leading the implementation and execution of T. Rowe Price’s digital asset strategy across the universe of crypto tokens, protocols, and exchange-traded products related to blockchain. Blue is supported by digital asset investment Research Analyst and Co-portfolio Manager David Kroger, who leads the team in developing proprietary investment models and conducting in-depth written research on digital assets and blockchain protocol. Co-portfolio Managers Stefan Hubrich, Dante Pearson, and Sean McWilliams bring extensive experience in investment research and portfolio construction across a range of established T. Rowe Price strategies.

Why a T. Rowe Price ETP

T. Rowe Price’s exchange-traded products (ETPs) combine trading flexibility and control with access to our firm’s strategic investing expertise. Our actively managed ETPs go beyond the limitations of tracking a passive index and follow our time-tested investment principles as we pursue solid, long-term performance that seeks to add value versus the benchmark.

–  Cost-effectiveness. ETPs can help streamline and reduce operational expenses leading to competitive management fees within actively managed portfolios.

–  Tax efficiency. ETPs have the potential to help reduce the tax impact of capital gains relative to some other vehicles like mutual funds.

–  Convenience. Shares of ETPs can be bought or sold on an exchange at market prices throughout the trading day without minimum investment requirements or trading limitations imposed by the fund.

We are focused on helping our clients invest confidently. Backed by our experience over many investment cycles, our ETPs provide one more way to access T. Rowe Price’s established investment process and disciplined approach to investing.

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I N V E S T W I T H C O N F I D E N C E*

T. Rowe Price identifies and actively invests in opportunities to help people thrive in an evolving world, bringing our dynamic perspective and meaningful partnership to clients so they can feel more confident.

Additional Disclosures

ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions that will reduce returns.

Important Information

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, visit troweprice.com. Read it carefully.

Risk Considerations: All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. See the prospectus for more detail on the fund’s principal risks.

T. Rowe Price Investment Services, Inc.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators (see troweprice.com/ip) are trademarks of T. Rowe Price Group, Inc. All other trademarks are the property of their respective owners. Use does not imply endorsement, sponsorship, or affiliation of T. Rowe Price with any of the trademark owners.

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